SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Sorrento Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83587F202
(CUSIP Number)

Leonard A. Potter President and Managing Member Wildcat Capital Management, LLC 888 Seventh Avenue New York, NY 10106 (212) 468-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587F202	13D	Page 2 of 15 Pages

1		NAMES OF REPORTING PERSONS Wildcat Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,676,193 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,676,193 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,676,193 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.7% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 40,212,795 shares of Common Stock (as defined herein) outstanding as of May 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2016.

CUSIP No. 83587F202	13D	Page 3 of 15 Pages

1		NAMES OF REPORTING PERSONS Wildcat – Liquid Alpha, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 184,000 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 184,000 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,000 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 40,212,795 shares of Common Stock outstanding as of May 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016.

CUSIP No. 83587F202	13D	Page 4 of 15 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 40,212,795 shares of Common Stock outstanding as of May 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016.

CUSIP No. 83587F202	13D	Page 5 of 15 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Management Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 40,212,795 shares of Common Stock outstanding as of May 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016.

CUSIP No. 83587F202	13D	Page 6 of 15 Pages

1		NAMES OF REPORTING PERSONS Infinity Q Diversified Alpha Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON OO

*	The calculation assumes that there are a total of 40,212,795 shares of Common Stock outstanding as of May 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016.

CUSIP No. 83587F202	13D	Page 7 of 15 Pages

1		NAMES OF REPORTING PERSONS Bonderman Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,799,790 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,799,790 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,790 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0% (See Item 5)*
14	TYPE OF REPORTING PERSON PN

*	The calculation assumes that there are a total of 40,212,795 shares of Common Stock outstanding as of May 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016.

CUSIP No. 83587F202	13D	Page 8 of 15 Pages

1		NAMES OF REPORTING PERSONS Leonard A. Potter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,799,790 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,799,790 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,799,790 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 40,212,795 shares of Common Stock outstanding as of May 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016.

CUSIP No. 83587F202	13D	Page 9 of 15 Pages

1		NAMES OF REPORTING PERSONS James Velissaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 123,597 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 123,597 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,597 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.3% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there are a total of 40,212,795 shares of Common Stock outstanding as of May 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed on April 18, 2016, as amended and supplemented by Amendment No. 1 filed on April 26, 2016 and Amendment No. 2 filed on May 6, 2016 (as so amended, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the fifth paragraph:

“On May 10, 2016, WLA and BFLP submitted a letter (the “May 10 Letter”) to the Board reiterating their concerns and demands set forth in the May 5 Letter, including (i) termination of the Transactions, (ii) termination of Dr. Ji as the CEO and (iii) appointment of three directors to be nominated by WLA and BFLP to lead the Special Committee. The May 10 Letter highlighted WLA’s and BFLP’s concerns regarding the Issuer’s press release of May 9, 2016 (the “May 9 Press Release”) announcing that the Issuer had previously engaged financial advisors to assist the Issuer in exploring and evaluating strategic alternatives although such engagement was not previously disclosed. The May 10 Letter further provided that the May 9 Press Release failed to address WLA’s and BFLP’s concerns set forth in the May 5 Letter and restated WLA’s and BFLP’s intent to pursue their available remedies, including, among other things, legal action on their own and/or the Issuer’s behalf. A copy of the May 10 Letter is attached as Exhibit 5.”

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates the second, third and fourth paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) The following disclosure assumes that there are a total of 40,212,795 shares of Common Stock outstanding as of May 3, 2016, which is based on information provided in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,799,790 shares of Common Stock, which constitutes approximately 7.0% of the outstanding Common Stock.

(c) Except as set forth in Schedule II hereto, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.”

Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.
2.	Demand for Inspection of Books and Records, dated April 11, 2016.
3.	Verified Complaint for Inspection of Books and Records filed in the Court of Chancery of the State of Delaware on April 25, 2016.
4.	Letter to the Board of Directors of the Issuer, dated May 5, 2016.
Page 10 of 15 Pages

5.	Letter to the Board of Directors of the Issuer, dated May 10, 2016.

Page 11 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2016

Wildcat Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: President
Wildcat – Liquid Alpha, LLC

By: /s/ Clive Bode
Name: Clive Bode Title: President

Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer
Infinity Q Management Equity, LLC

By: /s/ James Velissaris
Name: James Velissaris Title: Sole Manager

Infinity Q Diversified Alpha Fund

By: Infinity Q Capital Management, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter Title: Chief Executive Officer

Page 12 of 15 Pages

Bonderman Family Limited Partnership

By: /s/ Clive Bode
Name: Clive Bode Title: President

Leonard A. Potter

By: /s/ Leonard A. Potter
Name: Leonard A. Potter

James Velissaris

By: /s/ James Velissaris
Name: James Velissaris

Page 13 of 15 Pages

Schedule II

Reporting Person	Buy (B) / Sell (S)	Trade Date	Type of Transaction	Quantity	Price per Share

Bonderman Family Limited Partnership	B	05/06/2016	Open Market (NASDAQ)	74,537	$5.575

Bonderman Family Limited Partnership	B	05/10/2016	Open Market (NASDAQ)	101,720	$5.638

Page 14 of 15 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*
2.	Demand for Inspection of Books and Records, dated April 11, 2016.**
3.	Verified Complaint for Inspection of Books and Records filed in the Court of Chancery of the State of Delaware on April 25, 2016.***
4.	Letter to the Board of Directors of the Issuer, dated May 5, 2016.****
5.	Letter to the Board of Directors of the Issuer, dated May 10, 2016.

_________________

*Incorporated herein by reference to the Agreement of Joint Filing by and among Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, dated as of April 18, 2016, which was previously filed with the SEC as Exhibit 1 to Schedule 13G filed by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, on April 18, 2016.

**Incorporated herein by reference to Demand for Inspection of Books and Records, dated April 11, 2016, which was previously filed with the SEC as Exhibit 2 to Schedule 13D filed by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, on April 18, 2016.

***Incorporated herein by reference to Verified Complaint for Inspection of Books and Records filed in the Court of Chancery of the State of Delaware on April 25, 2016, which was previously filed with the SEC as Exhibit 3 to Amendment No. 1 to Schedule 13D filed by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, on April 26, 2016.

****Incorporated herein by reference to Letter to the Board of Directors of the Issuer, dated May 5, 2016, which was previously filed with the SEC as Exhibit 4 to Amendment No. 2 to Schedule 13D filed by Wildcat Capital Management, LLC, Wildcat – Liquid Alpha, LLC, Infinity Q Capital Management, LLC, Infinity Q Management Equity, LLC, Infinity Q Diversified Alpha Fund, Bonderman Family Limited Partnership, Leonard A. Potter and James Velissaris, on May 6, 2016.

Page 15 of 15 Pages